

PersonaFi, Inc. (the "Company") a Delaware Corporation

Unaudited Financial Statements
Years ended December 31, 2021 and 2020

PersonaFi, Inc
Statements of Position

	As of December 31,	
	2021	**2020**
Cash and Cash Equivalents	382,140	3,074
Suspense	1,020	-
Total Current Assets	383,160	3,074
Total Assets	$ 383,160	$ 3,074
Accounts Payable	27,026	5,956
Other Current Liabilities	10,292	-
Total Current Liabilities	37,318	5,956
Future Equity Obligations (SAFE)	-	41,000
Total Liabilities	$ 37,318	$ 46,956
Common Stock	966	-
Addititonal Paid in Capital	1,000	1,000
Future Equity Agreements	769,911	-
Accumulated Earning (Deficit)	(44,882)	-
Current Year Income (Loss)	(381,153)	(44,882)
Total Equity	$ 345,842	$ (43,882)
Total Liabilities and Equity	$ 383,160	$ 3,074

PersonaFi, Inc
Statements of Equity

	Common Stock		Additional	Accumulated	
	Shares	$ Amount	Paid in Capital	Deficit	Total
Beginning Balance 01/01/2020	-	$ -	$ -	$ -	$ -
Contributions	-	-	1,000	-	1,000
Net Loss				(44,882)	(44,882)
Ending Balance 12/31/2020	-	$ -	$ 1,000	$ (44,882)	$ (43,882)
Contributions					
Restricted Stock Purchase Agreement	9,656,528	966		-	966
Future Equity Agreements (SAFE)				-	-
Pre-Seed Round			173,630		173,630
Seed Round			628,963		628,963
Transaction Costs			(32,682)		(32,682)
Total Contributions, net	9,656,528	966	769,911	-	770,877
Net Loss				(381,153)	(381,153)
Ending Balance 12/31/2021	9,656,528	$ 966	$ 770,911	$ (426,035)	$ 345,842

PersonaFi, Inc
Statements of Operations

| | For the years ended December 31, | |
	2021	2020
Revenue	122,568	1,797
Cost of Revenue	215,371	2,982
Gross Profit (Loss)	$ (92,803)	$ (1,185)
Operating Expenses		
Advertising and Marketing	36,186	2,787
Bank Charges & Fees	4,626	117
Conferences and Events	3,374	-
Dues and Subscriptions	2,755	943
Insurance	4,641	-
Legal and Professional Services	47,721	2,164
Office Supplies and Software	11,984	7,035
Payroll Expenses	170,769	30,376
Meals, Entertainment, and Travel	6,150	225
Misc Expenses	144	50
Total Operating Expenses	$ 288,350	$ 43,697
Operating Loss	$ (381,153)	$ (44,882)
Net Loss	$ (381,153)	$ (44,882)

PersonaFi, Inc
Statements of Cash Flows

	For the years ended December 31,	
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(381,153)	(44,882)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Suspense	(1,020)	-
Increase (decrease) in:		
Accounts Payable	21,070	5,956
Other Current Liabilities	10,292	-
NET CASH USED IN OPERATING ACTIVITIES	$ (350,811)	$ (38,926)
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder Contributions	966	1,000
SAFE Equity Contributions	728,911	41,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ 729,877	$ 42,000
NET INCREASE IN CASH	379,066	3,074
CASH AT BEGINNING OF YEAR	3,074	-
CASH AT END OF YEAR	$ 382,140	$ 3,074

PersonaFi, Inc
Notes to the Unaudited Financial Statements
Years ended December 31st, 2021 and 2020

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

PersonaFi, Inc ("the Company") was originally formed on February 12, 2020, as an LLC until it reincorporated in Delaware on February 16th, 2021. The Company earns revenue through its mobile application that provides financial content specific to stock and cryptocurrency markets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three - tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Financial instruments include cash, accounts payables, and other current liabilities. The carrying values of these financial instruments approximate their fair value due to their short maturities.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited

Revenue Recognition

The Company's derives its revenue from monthly subscription fees collected from individual customers for access to the premium content. Premium content typically includes investment analysis and related trade alerts.

The Company recognizes revenue in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: *Identify the contract(s) with customers* – Individual customer contracts are represented by the terms of service agreement with each subscriber.

Step 2: *Identify the performance obligations in the contract* - We have rights to payments for each month we deliver premium content.

Step 3: *Determine the transaction price* – Prices are typically a fixed rate per month, and no price protection or variables are offered.

Step 4: *Allocate the transaction price to performance obligations*

Step 5: *Recognize Revenue When or As Performance Obligations Are Satisfied* – We recognize revenue as the performance obligations are delivered over time.

Subscription revenue, collected monthly, is earned over the course of a month, representing the period over which the Company satisfies the performance obligation.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Research and Development Costs

Research and development cost associated with building and enhancing the mobile application primarily consists of payroll for employees and payments to independent contractors. Research and development costs are expensed as incurred as Cost of Revenues.

Stock-Based Compensation

Restricted shares are awarded to employees and entitle the grantee to purchase shares of common stock at par value subject to a 48-month vesting period. The fair value of the grant is determined on the date of grant. We recognize related compensation costs on a straight-line basis over the requisite vesting period of the award. Compensation expense for warrants is based on the fair value of the instruments on the grant date and are expensed over the expected term of the award.

During the year ended December 31, 2021, the fair value of the stock and warrants granted were deemed to be zero, therefore no compensation expenses were recognized.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years. Recent accounting pronouncements The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT Simple Agreements for Future Equity (SAFE)

During the year ending December 31, 2020, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date, no guarantee of repayment and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a discount rate of 80%. These transactions, originally recorded as liabilities in 2020, were reclassified to Shareholder's Equity in 2022, see NOTE 6.

NOTE 6 – EQUITY

Common Stock
The Company has authorized 20,000,000 shares of Common Stock with a par value of $0.0001 per share.

During the year ended December 31, 2021, the Company issued 9,656,528 shares of Common Stock at a par value of $0.0001 under a Restricted Stock Purchase Agreements with certain individual employees. The agreements contain provisions for mandatory repurchase of stock on a pro-rata basis over a 48-month vesting period. The fair market value of these shares at the grant dates were deemed to be zero.

Crowdfunding
During 2021, the Company conducted a crowdfunding campaign under regulation CF to raise operating capital. The total amount raised was $608,537, net of transaction costs. $596,281 was received and recorded as equity during the year ended December 31, 2021; the remainder was received and recorded in 2022. The crowdfunding campaign is a component of the Seed Round, discussed below.

Simple Agreements for Future Equity (SAFE)

During the years ended December 31, 2021 and 2020, the Company entered into numerous SAFE agreements with third parties in both a Pre-Seed and a Seed Round. The SAFE agreements have no maturity date, no guarantee of repayment and bear no interest. They will mature during a qualified financing or change of control event which can occur in any year.

In the Pre-Seed Round, the agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a discount rate of 80%. Each agreement is subject to a valuation cap of $8M.

In the Seed Round, the agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a discount rate of 85%. Each agreement is subject to a valuation cap of either $12M or $13M.

Stock Warrant

During the year ended December 31, 2021, the Company entered into a warrant with a third party to sell 400,000 shares of Common Stock at a par value of $0.0001. The exercise period of this warrant ends on March 15th, 2026. The fair market value of this warrant at the grant date was deemed to be zero.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. No such events were identified through April 10, 2022, the date these financial statements were available to be issued.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

The Company's ability to generate revenue from subscribers is heavily dependent on investor sentiment. Uncertainties around the COVID-19 pandemic, geopolitical conflicts, the Ukrainian crisis, inflation fears, and global supply chain disruptions have the potential to favorably or adversely affect our ability to attract customers.

The duration and impact of the COVID - 19 pandemic and the potential stock market effect resulting from Ukrainian crisis remain unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.